UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the “Company”) for the Company’s 2019 Annual Meeting of Shareholders scheduled to be held on June 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: April 26, 2019	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 1

April 25, 2019
TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.
Enclosed is a notice of the 2019 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on June 4, 2019 at 11:00 a.m., the Company’s proxy statement and certain other related materials. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”) may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
At the Meeting, Shareholders will consider and vote upon the following proposals:
1.	To elect two Class C Directors to serve until the 2022 annual meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; and (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 8, 2019.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	New York

Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5715	150 East 58th Street - New York, NY 10155, USA Tel: +1 646 432 1675

e-mail & website: info@scorpiobulkers.com www.scorpiobulkers.com

SCORPIO BULKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 25, 2019
NOTICE IS HEREBY given that the 2019 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”) will be held on June 4, 2019 at 11:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals 1 and 2 are more completely set forth in the accompanying proxy statement:
1.	To elect two Class C Directors to serve until the 2022 annual meeting of Shareholders;
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2019; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on April 8, 2019 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 8, 2019.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
This notice of Meeting, the proxy statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”), may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Fan Yang
Fan Yang
Secretary

April 25, 2019
Monaco

SCORPIO BULKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
_____________________________
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2019

_____________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”), for use at the 2019 annual meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on June 4, 2019 at 11:00 a.m., or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting. This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 25, 2019. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”) may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
Voting Rights and Outstanding Shares
On April 8, 2019 (the “Record Date”), the Company had issued and outstanding 71,217,258 common shares, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SALT.”
Revocability of Proxies
   A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has eight directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. The terms of the Company’s Class C Directors expire at the Meeting. The terms of the newly elected Class C Directors will expire at the Company’s 2022 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Christian M. Gut	39	Class C Director
James B. Nish	60	Class C Director

Christian M. Gut, Director
Christian M. Gut has served as our Class C Director since the closing of our initial public offering in December 2013. Mr. Gut is the founder and manager of P2P Lending Fund, a Luxembourg based fund (SICAV-RAIF) launched in 2018 focused on marketplace consumer lending. He has over 15 years of experience in the consulting industry in the Asia Pacific region. Mr. Gut started his professional career at ThyssenKrupp Technologies AG (as it then was) in Essen, Germany in 2002. He later joined Singapore based EABC Pte Ltd., or EABC, in 2003 where he served as Director from 2006 to 2018. EABC’s services comprise market intelligence and strategy, sales promotion and support to project management in selected Asia Pacific countries, principally Australia. Furthermore, Mr. Gut co-founded and was a past manager of the Stellar Energy Fund, launched in Singapore in 2006, which invested in energy focused private companies to finance projects and expansion plans in Asia, Middle East and Europe in the following industries: oil trading and bunkering, gas E&P, solar, geothermal and power generating heat plants. Mr. Gut has a Bachelor’s degree in international business from the European Business School in London.

James B. Nish, Director
James B. Nish has served as our Class C Director since January 2016. Mr. Nish has over 30 years of experience in investment banking, serving clients across a variety of international industrial markets. Since 2015, he has served as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, and was also appointed as Chairman of its Capital Structure and Asset Management Committee in 2018. Mr. Nish has also served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related home automation services to subscribers in the United States. From 2008 to 2012, he was Group Head of Middle Corporate Investment Banking at J.P. Morgan. From 1986 to 2008, Mr. Nish served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the General Industries Group of Bear Stearns & Co. Inc., where he organized and managed investment banking coverage of a diversified group of industrial companies. Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2019.
PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting, including the Company’s latest Annual Report, at: http://www.edocumentview.com/SALT.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
EFFECT OF ABSTENTIONS
An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board

/s/ Fan Yang
Fan Yang
Secretary

April 25, 2019
Monaco

SCORPIO Bulkers

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically or by phone must be received by 1:00 a.m., Central Standard Time, on June 4, 2019.

Online
Go to **www.envisionreports.com/SALT** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.

Save paper, time and money!
Sign up for electronic delivery at www.envisionreports.com/SALT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2

+

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Christian M. Gut	☐	☐	02 - James B. Nish	☐	☐

B Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

2 1 D V

+

031KID

2019 Annual Meeting Admission Ticket

2019 Annual Meeting of Shareholders of
Scorpio Bulkers Inc.

June 4, 2019, 11:00 a.m. Local Time
Office of Scorpio Commercial Management S.A.M.,
Le Millenium, 9 Boulevard Charles III, Monaco MC 98000

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/SALT

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Bulkers Inc.

Notice of 2019 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 4, 2019

The undersigned shareholder hereby appoints Emanuele A. Lauro and Fan Yang, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Bulkers Inc., that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the 2019 Annual Meeting of Shareholders to be held at 11:00 am, local time, on June 4, 2019 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Items to be voted appear on the reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐